Exhibit 99.2

Tokyo Lifestyle Co., Ltd. Reports First Six Months of Fiscal Year 2026 Financial Results

Revenue Increased by 94.3% YoY; Gross Profit Increased by 29.8% YoY

TOKYO, December 19, 2025 /PRNewswire/ -- Tokyo Lifestyle Co., Ltd. (“Tokyo Lifestyle” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, collectible cards, trendy toys as well as other products in Hong Kong, Japan, North America, Thailand, Vietnam, the United Kingdom and Australia, today announced its unaudited financial results for the first six months of the fiscal year 2026 ended September 30, 2025.

Mr. Mei Kanayama, Principal Executive Officer of Tokyo Lifestyle, commented: “The first half of fiscal year 2026 delivered broad-based, double-digit growth across our core business lines, with revenue from (i) franchise stores and wholesale customers and (ii) directly operated physical stores increasing by 102.5% and 47.1%, respectively. This growth was driven by our continuous efforts to expand our product offerings, acquire new retail and wholesale customers, and grow our global network of directly operated stores.

“During the period, we continued to enrich our product portfolio with a clear strategic focus on core categories such as beauty, luxury, and electronic products. Supported by our deliberate global expansion strategy and disciplined execution, sales to wholesale and retail customers in key regions accelerated, reflected in a 59.4% increase in total stock keeping units (“SKUs”), as well as revenue growth from additional physical stores and expanded operations in Hong Kong, the United States, and Canada.

“As commercial and retail environments continued to recover across our core markets, we amplified this momentum through targeted promotional initiatives and proactive pricing strategies built upon our mature membership system. Onsite promotions, including mall events, gifts with purchase above certain thresholds, and foot-traffic-driven activities, effectively boosted sales in our physical stores, particularly in the beauty product category.

“These combined efforts led to a 94.3% year-over-year increase in total revenue and a 29.8% increase in gross profit. We also sustained a stable and healthy overall gross margin of 8.3% across our business lines, underscoring our ability to balance scale with profitability.

“Despite the impact of prior-period tax adjustments and foreign exchange fluctuations, we remain optimistic and confident in our strategy and execution capabilities. To optimize resource allocation, we are placing greater emphasis on preparations for future expansion and making necessary investments in site evaluation, talent and customer retention and acquisition. At the same time, we are adopting more flexible collaboration models to strengthen our multi-channel sales network to stay aligned with evolving consumer behavior and industry trends.

“While steadily expanding our global physical store network, we are also actively exploring and piloting new technologies and partnership models to accelerate our online sales capabilities, which we believe will be an integral driver of our future growth. Looking ahead, we remain confident in our strategic direction and growth trajectory and expect to deliver sustained, profitable growth and long-term value for our shareholders.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Tokyo Lifestyle, commented: “We are pleased that the Company maintained robust and healthy growth during the first half of fiscal year 2026, supported by solid financial performance metrics. Alongside revenue growth that nearly doubled, our accounts receivable increased by 42.4% while the receivables turnover ratio declined only moderately, reflecting the effectiveness of our disciplined controls and balanced growth strategy. The period’s net loss, primarily attributable to tax and foreign exchange impacts, does not reflect our operational performance. In fact, operating profit grew, highlighting ongoing enhancements in our core business fundamentals. We believe that stronger revenue and gross margin performance will lay a solid foundation for a sustained recovery in overall profitability.

“At the same time, merchandise inventories decreased by 27.6% despite the 59.4% increase in total SKUs offered, raising our inventory turnover ratio from 13 to 35. This demonstrates a healthy and orderly growth trajectory, too.

“We also optimized our liability structure by adjusting the mix of short- and long-term borrowings. The addition of new long-term borrowing not only reduced our financing costs and strengthened cash flow stability, but also signaled increased confidence from lenders and investors in our track record and long-term growth prospects.

“Looking ahead, we will continue to enhance our financial strength through disciplined cost management to support our global expansion strategy and deliver increasing long-term value for our shareholders.”

First Six Months of Fiscal Year 2026 Financial Highlights

●	Revenue was $190.4 million for the six months ended September 30, 2025, increased by 94.3% from $98.0 million for the same period of last year.

●	Gross profit was $15.8 million for the six months ended September 30, 2025, increased by 29.8% from $12.1 million for the same period of last year.

●	Income from operations was $3.6 million for six months ended September 30, 2025, increased by 13.0% from $3.2 million for the same period of last year.

●	Income before provision (benefit) for income tax was $0.7 million for the six months ended September 30, 2025, compared to $0.8 million for the same period of last year.

●	Net loss was $0.9 million for the six months ended September 30, 2025, compared to net income of $1.3 million for the same period of last year.

●	Basic and diluted loss per share was $0.02 for the six months ended September 30, 2025, compared to basic and diluted earnings per share $0.03 for the same period of last year.

First Six Months of Fiscal Year 2026 Financial Results

Revenue

Total revenue was $190.4 million for the six months ended September 30, 2025, increased by 94.3% from $98.0 million for the same period of last year.

	For the Six Months Ended September 30,
	2025			2024
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Franchise stores and wholesale customers	176.1	164.0	6.9%	86.9	78.0	10.3%
Directly-operated physical stores	10.2	7.7	24.9%	6.9	4.9	29.4%
Online stores and services	4.1	3.0	27.5%	4.1	3.0	27.5%
Total	190.4	174.7	8.3%	98.0	85.9	12.4%

Revenue from franchise stores and wholesale customers increased by 102.5%, to $176.1 million for the six months ended September 30, 2025, from $86.9 million for the same period of last year. The increase was mainly due to the Company’s continuous effort in extending its products offering as its total SKUs increased from approximately 165,200 SKUs during the six months ended September 30, 2024, to approximately 263,400 SKUs during the six months ended September 30, 2025. Especially, revenue from beauty products, luxury products and electronic products increased significantly during the six months ended September 30, 2025 as compared to the same period last year. In addition, the increase was also due to revenue from new wholesale customers because the Company continued to develop its customer base by entering into business relationships with new wholesale customers during the six months ended September 30, 2025.

Revenue from directly-operated physical stores increased by 47.1%, to $10.2 million for the six months ended September 30, 2025, from $6.9 million for the same period of last year. The increase was primarily due to the increase revenue generated by the Company’s directly-operated physical stores in Hong Kong due to the increased customer visits, which resulted from 1) rebounded number of tourists from mainland China and overseas countries; 2) greater effort spent by its sales team to carry out face-to-face promotion of its products; 3) optimized promotion and price discounts strategies, together with increased SKUs which attracted more customers; and 4) addition of one new physical store. The increase was also attributable to revenue generated from directly-operated physical stores in the United States and Canada due to its continuous business expansion in those countries. The Company currently operates five directly-operated physical stores in the United States and two directly-operated physical stores in Canada during the six months ended September 30, 2025, as compared to four directly-operated physical stores in the United States and one directly-operated physical store in Canada during the six months ended September 30, 2024.

Revenue from online stores and services remained relatively stable, and was $4.1 million for the six months ended September 30, 2025 and 2024.

Cost of Revenue

Cost of revenue increased by 103.4%, to $174.7 million for the six months ended September 30, 2025, from $85.9 million for the same period of last year.

Gross Profit and Gross Margin

Gross profit increased by 29.8%, to $15.8 million for the six months ended September 30, 2025, from $12.1 million for the same period of last year.

Gross margin decreased to 8.3% for the six months ended September 30, 2025, from 12.4% for the same period of last year. The decrease was primarily due to promotional activities at directly-operated stores, as well as a higher proportion of lower-margin luxury and electronic product sales at franchise stores and wholesale customers.

Operating Expenses

Operating expenses increased by 35.8%, to $12.1 million for the six months ended September 30, 2025, from $8.9 million for the same period of last year. The increase was primarily driven by higher shipping expenses in line with the significant growth in sales from franchise stores and wholesale customers; increased travel expenses related to site inspections for new physical stores; higher payroll, employee benefits, and bonus expenses for talent incentivization; as well as rental and other expenses associated with business expansion.

Additional and Delinquent Tax due to Consumption Tax Correction

During the six months ended September 30, 2025, the Company recorded approximately $1.8 million in additional consumption tax in accordance with the latest assessment issued by the Tokyo Regional Taxation Bureau. The amount has been fully reflected in the Company’s financial statements for the period.

Loss from Foreign Currency Exchange

Loss from foreign currency exchange decreased to approximately $0.1 million for the six months ended September 30, 2025, compared with $0.8 million for the same period last year.

Change in Fair Value of Warrants Liabilities

Change in fair value of the warrants liabilities was $(508,128) for the six months ended September 30, 2025, compared to $(1,121,968) for the same period last year.

Provision (Benefit) for Income Taxes

Provision for income taxes was $1.6 million for the six months ended September 30, 2025, compared to an income tax benefit of $0.6 million for the same period of last year. The increase was mainly due to higher current income tax expenses resulting from increased taxable income generated by the Company’s Hong Kong subsidiary.

Net Income (Loss)

As a result of the foregoing, net loss was $0.9 million for the six months ended September 30, 2025, compared to net income of $1.3 million for the same period of last year.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted loss per share was $0.02 for the six months ended September 30, 2025, compared to basic and diluted earnings per share of $0.03 for the same period of last year.

Financial Condition

As of September 30, 2025, the Company had cash of $2.2 million as compared to $4.8 million as of March 31, 2025. As of September 30, 2025, the Company also had approximately $148.6 million of account receivable balance due from third parties. Approximately 26.4% of the September 30, 2025 balance has been subsequently collected, and the majority of the remaining balance is expected to be collected by June 30, 2026. The collection of such receivables made cash available for use in the Company’s operations as working capital, if necessary.

Net cash used in operating activities was $8.1 million for the six months ended September 30, 2025, mainly derived from the net loss of $0.9 million for the period, and net changes in the Company’s operating assets and liabilities, which mainly included the increased accounts receivable of $40.5 million resulted from the increased revenue during the period, partially offset by increased accounts payable of $33.3 million which was due to increased purchases to fulfill the Company’s customer orders.

Net cash used in investing activities was $0.7 million for the six months ended September 30, 2025, mainly due to investment in life insurance policy of $0.6 million.

Net cash provided by financing activities was $6.0 million for the six months ended September 30, 2025, which primarily consisted of proceeds from short-term borrowings of $8.2 million, proceeds from long-term borrowings of $4.8 million, and advances received from related parties of $1.5 million, partially offset by repayments of short-term borrowings of $8.2 million.

About Tokyo Lifestyle Co., Ltd.

Headquartered in Tokyo, Japan, Tokyo Lifestyle Co., Ltd. (formerly known as Yoshitsu Co., Ltd) is a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, collectible cards, trendy toys, and other products in Hong Kong, Japan, North America, Thailand, Vietnam, the United Kingdom and Australia. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), collectible cards and trendy toys (including Pokémon cards, BE@RBRICK and other trendy products) and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. In addition, there is uncertainty about the demand for the Company’s products, global supply chains, and economic activity in general. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tokyo Lifestyle Co., Ltd.

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investor Relations LLC
Tina Xiao
President
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2025	2025

ASSETS
CURRENT ASSETS:
Cash	$2,177,691	$4,819,639
Accounts receivable, net	148,571,553	107,305,580
Accounts receivable - related parties, net	-	117
Merchandise inventories, net	5,340,678	4,370,803
Due from related parties	1,553	1,208
Advance to suppliers - a related party	29,384	-
Compensation receivable for consumption tax, current, net	7,289,882	7,178,775
Prepaid expenses and other current assets, net	12,020,659	13,542,183
TOTAL CURRENT ASSETS	175,431,400	137,218,305

Property and equipment, net	10,392,844	10,763,020
Operating lease right-of-use assets	7,222,465	6,031,284
Life insurance policy, cash surrender value	516,104	-
Compensation receivable for consumption tax, non-current, net	2,071,410	2,039,840
Long-term prepaid expenses and other non-current assets, net	1,642,982	1,777,736
TOTAL ASSETS	$197,277,205	$157,830,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings	$58,582,850	$57,903,207
Current portion of long-term borrowings	5,569,153	706,531
Accounts payable	58,460,599	25,057,104
Accounts payable - a related party	100,628	2,678,588
Due to related parties	1,530,307	27,678
Deferred revenue	7,551,974	8,027,153
Taxes payable	1,462,736	349,671
Operating lease liabilities, current	2,244,561	2,068,399
Finance lease liabilities, current	119,701	138,180
Warrants liabilities	3,042,829	2,502,718
Dividends payable	540,637	-
Other payables and other current liabilities	1,950,588	1,998,713
TOTAL CURRENT LIABILITIES	141,156,563	101,457,942

Operating lease liabilities, non-current	5,050,752	4,003,366
Finance lease liabilities, non-current	62,769	119,068
Long-term borrowings	6,476,142	6,501,772
Other non-current liabilities	1,353,557	1,470,135
Deferred tax liabilities, net	904,213	1,263,872
TOTAL LIABILITIES	$155,003,996	$114,816,155

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,327,806 shares and 42,220,206 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	81,150	81,150
Capital reserve	26,946,116	26,946,116
Retained earnings	26,301,112	27,695,268
Accumulated other comprehensive loss	(11,062,727)	(11,708,504)
TOTAL SHAREHOLDERS’ EQUITY	42,265,651	43,014,030
Non-controlling interest	7,558	-
TOTAL EQUITY	42,273,209	43,014,030

TOTAL LIABILITIES AND EQUITY	$197,277,205	$157,830,185

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERTAIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2025	2024

REVENUE
Revenue - third parties	$190,418,636	$91,136,514
Revenue - related parties	2,749	6,866,951
Total revenue	190,421,385	98,003,465

COSTS AND OPERATING EXPENSES
Merchandise costs	174,661,012	85,858,021
Selling, general and administrative expenses	12,121,307	8,924,982
Total costs and operating expenses	186,782,319	94,783,003

INCOME FROM OPERATIONS	3,639,066	3,220,462

OTHER INCOME (EXPENSE)
Interest expense, net	(833,756)	(823,836)
Additional and delinquent tax due to consumption tax correction	(1,815,619)	-
Gain from disposal of a subsidiary	44,762	-
Cash surrender value loss	(91,243)	-
Other income, net	297,757	319,624
Loss from foreign currency exchange	(67,155)	(810,623)
Change in fair value of warrants liabilities	(508,128)	(1,121,968)
Total other expenses, net	(2,973,382)	(2,436,803)

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	665,684	783,659

PROVISION (BENEFIT) FOR INCOME TAXES	1,566,339	(552,570)

NET INCOME (LOSS)	(900,655)	1,336,229

Less: net loss attributable to non-controlling interest	(40,612)	-

NET INCOME (LOSS) ATTRIBUTABLE TO TOKYO LIFESTYLE CO., LTD.	$(860,043)	$1,336,229

OTHER COMPREHENSIVE INCOME
Net income (loss)	(900,655)	1,336,229
Foreign currency translation gain	645,777	1,876,274
Total comprehensive income (loss)	(254,878)	3,212,503
Less: Comprehensive loss attributable to non-controlling interest	(40,751)	-

TOTAL COMPREHENSIVE INCOME (LOSS)	$(295,629)	$3,212,503

Earnings (loss) per ordinary share
- basic	$(0.02)	$0.03
- diluted	$(0.02)	$0.03

Weighted average shares
- basic	42,327,806	42,220,206
- diluted	42,327,806	42,220,206

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net Income (loss)	$(900,655)	$1,336,229
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	593,622	409,461
Loss (gain) from disposal of property and equipment	72,518	(202,165)
Gain from unrealized foreign currency translation	(22,615)	(358,309)
Provision for (reversal of) credit losses	446,841	(26,932)
Addition (reversal) of merchandise inventories written down	(112,498)	14,709
Amortization of operating lease right-of-use assets	1,383,934	911,218
Deferred tax benefit	(384,677)	(905,570)
Change in fair value of warrants liabilities	508,128	1,121,968
Loss on cash surrender value	91,243	-
Accrued interest expense	(32,455)	-
Changes in operating assets and liabilities:
Accounts receivable	(40,463,477)	5,844,436
Accounts receivable - related parties	120	(2,907,787)
Advance to suppliers - related party	(29,780)	-
Merchandise inventories	(847,487)	(2,768,207)
Compensation receivable for consumption tax	-	695,565
Prepaid expenses and other current assets	1,644,386	(9,394,219)
Long term prepaid expenses and other non-current assets	164,670	203,598
Accounts payable	33,334,520	3,416,712
Accounts payable - related parties	(2,567,303)	(8,116)
Deferred revenue	(636,566)	6,937,534
Taxes payable	1,113,480	(4,611,614)
Other payables and other current liabilities	(47,034)	(552,070)
Operating lease liabilities	(1,350,756)	(944,078)
Other non-current liabilities	(29,250)	(197,185)
Net used in provided by operating activities	(8,071,091)	(1,984,822)

Cash flows from investing activities:
Purchase of property and equipment	(127,964)	(678,267)
Proceeds from disposal of property and equipment	-	28,868
Investment in life insurance policy	(605,299)	-
Collection of amount due from (advances made to) related parties	(331)	9,256
Net cash used in investing activities	(733,594)	(640,143)

Cash flows from financing activities:
Capital contribution from non-controlling shareholders	48,309	-
Proceeds from short-term borrowings	8,198,954	2,752,445
Repayments of short-term borrowings	(8,173,699)	-
Proceeds from long-term borrowings	4,819,577	-
Repayments of long-term borrowings	(297,564)	(129,984)
Advances received from (payments made to) related parties	1,496,726	(26,132)
Repayment of obligations under finance leases	(79,353)	(110,734)
Net cash provided by financing activities	6,012,950	2,485,595

Effect of exchange rate fluctuation on cash	149,787	740,954

Net increase (decrease) in cash	(2,641,948)	601,584
Cash at beginning of period	4,819,639	2,475,538
Cash at end of period	$2,177,691	$3,077,122

Supplemental cash flow information
Cash paid for income taxes	$65,427	$2,100,807
Cash paid for interest	$833,326	$494,581

Supplemental non-cash operating activities
Right of use assets obtained in exchange for operating lease liabilities	$5,527,096	$1,561,296
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$240,651	$-